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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

BayCorp Holdings, Ltd.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

715338109

(CUSIP Number)

Frank W. Getman Jr.
BayCorp Holdings, Ltd.
1 New Hampshire Avenue, Suite 125
Portsmouth, NH 03801
Telephone: (603) 766-4990

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this Schedule 13D, and is filing this
schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [   ]



CUSIP No. 715338109


1.
Names of Reporting Persons. I.R.S. Identification
Nos. of above persons (entities only).


Frank W. Getman Jr.


2.
Check the Appropriate Box if a Member of a Group
(See Instructions)


(a)



(b)



3.
SEC Use Only


4.
Source of Funds (See Instructions):  PF


5.
Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):


6.
Citizenship or Place of Organization: United States of America

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power: 61,305 shares



8.
Shared Voting Power: None



9.
Sole Dispositive Power: 61,305 shares



10.
Shared Dispositive Power:  None





11.
Aggregate Amount Beneficially Owned by Each Reporting
Person:

71,129 shares (includes 9,824 shares issuable upon the exercise of outstanding stock options)


12.
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.
Percent of Class Represented by Amount in Row (11)

10.40%


14.
Type of Reporting Person (See Instructions): IN


Item
1.
Security and Issuer

Common Stock, Par Value $0.01 per share

BayCorp Holdings, Ltd.
One New Hampshire Avenue, Suite 125
Portsmouth, NH 03801

Item
2.
Identity and Background

(a)
Name:  Frank W. Getman Jr.

(b)

Business address:
1 New Hampshire Avenue, Suite 125
Portsmouth, NH 03801

(c)
Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Frank W. Getman Jr. serves as Chairman of the Board, Chief
Executive Officer and President of BayCorp Holdings, Ltd.
BayCorp Holdings, Ltd.'s principal business is wholesale electricity sales. BayCorp Holdings, Ltd.'s principal business address is 1 New Hampshire Avenue, Suite 125,
Portsmouth, New Hampshire 03801.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case.

No

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

No

(f)
Citizenship:  United States of America

Item
3.
Source and Amount of Funds or Other Consideration
State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in
Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

The consideration paid for the shares acquired by Mr. Getman was $650,000. The source of the funds were Mr. Getman's personal funds, none of the consideration paid was borrowed by Mr. Getman.

Item
4.
Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)
The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)
An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)
A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)
Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)
Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)
Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)
A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

(j)
Any action similar to any of those enumerated above.

The purpose of the transaction is for investment purposes.  Mr.
Getman does not have any plans or proposals that relate to or would result in any of the actions or results set forth in Items 4(a) -
(j).

Item
5.
Interest in Securities of the Issuer

(a)
State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of
Section 13(d)(3) of the Act:

71,129 shares (includes 9,824 shares issuable upon the exercise of outstanding stock options)

Percentage of Common Stock, Par Value $0.01 Per Share:
10.40%

(b)
For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Number of shares Mr. Getman has the sole power to vote or direct the vote: 61,305 shares

Number of shares Mr. Getman shares the power to vote or to direct the vote: None

Number of shares Mr. Getman has the sole power to dispose or to direct the disposition: 61,305 shares

Number of shares Mr. Getman shares the power to dispose or to direct the disposition: None

(c)
Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d-
191), whichever is less, by the persons named in response to paragraph (a).

On February 28, 2003 Frank W. Getman Jr. exercised 18,750 options of issuer common stock at the exercise price of $4.90 per share and 120,366 options of issuer common stock at the exercise price of $6.875 per share.

On March 24, 2003 Frank W. Getman Jr. sold 187,061 shares of issuer common stock to the issuer for $14.85 per share pursuant to the issuer's tender offer (Offer to Purchase dated January 31, 2003). Mr. Getman also sold the following options to the issuer for the following amounts pursuant to the issuer's tender offer (Offer to Purchase dated January 31, 2003):



Transaction
Date
Number of
Options Sold


Price Per
Share

3/24/03
	18,750
$9.95

3/24/03
	14,545
$7.975

3/24/03
	14,545
$7.975

3/24/03
	14,544
$7.975

3/24/03
	20,000
$5.975

3/24/03
	20,000
$4.60

3/24/03
	50,000
$5.80

3/24/03
	10,176
$2.63


(d)
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable

(e)
If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable

Item
6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

None

Item
7.
Material to Be Filed as Exhibits
The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and
(3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  April 14, 2003

Signature    /s / Frank W. Getman Jr.

Frank W. Getman Jr., President

Name/Title